March 2, 2012

Jay,

I respectfully submit my resignation from the Board of Directors of Med Clean Technologies, Inc. effective immediately due to family health reasons.

It has been a distinct pleasure to serve with the other members of the Board, and I wish you all every success, both personal as well as business. If I can be of assistance in a very limited way as an occasional "sounding board" I would be happy to.

As Chairman, I thought it appropriate for you to be the first to know and will leave it up to you how to announce my resignation.

It would be a pleasure to keep in touch and I hope to serve together in some capacity in the future.

BestRegards,

/s/ Robert Hockett

Robert Hockett

Board Member

MedClean Technologies, Inc.

www. CambridgeSouthern.com
Atlanta - North side	Atlanta - Southside	Salt Lake City
South Terraces 115 Perimeter Center Place, NE Suite 1060 Atlanta, Georgia 30346 (P) 678.833.1166 (F) 678.833.1167	Corporate Center at Eagles Landing 505 Corporate Center Drive Suite 105 Stockbridge, Georgia 30281 (P) 770.506.7377 (F) 770.506.7379	Willow Creek Plaza 8160 South Highland Drive Suite 203 Sandy, Utah 84093 (P) 801.938.4840 (F) 801.770.2007